[LETTERHEAD OF COMMTOUCH INC.]


Exhibit 8

                                February 21, 2003

AxcessNet Resources LLC
Bert Amato
Compugen Systems Ltd.
Delta Capital Investments Ltd.
KKB Ventures LLC
XDL Capital Corp.
Edward B. Roberts
LENE L.P.
Yona Hollander

Ladies and Gentlemen:

I have acted as General Counsel for Commtouch Inc., a California corporation (the "Guarantor"), in connection with the Convertible Loan Agreement dated as of January 29, 2003 (the "Convertible Loan Agreement") among Commtouch Software Ltd., an Israeli corporation ("Company"), certain lenders party thereto (the "Lenders"), and XDL Capital Corp., as collateral agent for the Lenders (the "Collateral Agent").

This opinion is provided to the Lenders as required pursuant to Section 4.2(h) of the Convertible Loan Agreement. Capitalized terms not otherwise defined herein have the respective meanings set forth in the Convertible Loan Agreement.

In connection with this opinion letter, I have examined executed copies of the originals, or certified, conformed or reproduction copies of all records, agreements, instruments and documents, as I have deemed necessary or appropriate for the purposes of this opinion and, in particular, the Guaranty dated as of January 29, 2003 ("Guaranty") and the Guarantor Security Agreement dated as of January 29, 2003 ("Guarantor Security Agreement").

In addition, I have made such other investigations as I have deemed necessary to enable me to express the opinions hereinafter set forth. In the course of this examination I have assumed the genuineness of all signatures of persons signing the Loan Documents on behalf of parties thereto other than the Guarantor, the authenticity of all documents submitted to me as originals and the conformity to authentic original documents of all documents submitted to me as certified, conformed or photostatic copies. As to matters of fact, I have relied upon:

(i) certificates of public officials and officers of the Company, Guarantor and the Lenders, and (ii) representations and warranties of the Company and the Lenders contained in the Convertible Loan Agreement.

My opinion below is further subject to the following qualifications and exceptions:

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                         [LETTERHEAD OF COMMTOUCH INC.]


(i) the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting the rights of creditors generally, including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination;

(ii) the effect of foreign laws, judicial determinations or governmental actions affecting creditors' rights or the Guarantor's performance of its obligations under the Guaranty;

(iii) limitations imposed by general principles of equity upon the availability of equitable remedies or the enforcement of provisions of any documents referred to herein and the effect of judicial decisions which have held that certain provisions are unenforceable where their enforcement would violate the implied covenant of good faith and fair dealing, or would be commercially unreasonable, or where their breach is not material; and

(iv) my opinions expressed herein are based upon current statutes, rules, regulations, cases and official interpretive opinions which, in my experience, are normally applicable to the type of transaction provided for in the Guaranty.

Based upon the foregoing, and further subject to the assumptions, qualifications and exceptions set forth below, I hereby advise you that in my opinion:

The Guarantor is a corporation duly organized, validly existing and in good standing under the laws of the State of California with the corporate power and authority to own and operate (or lease, as the case may be) its properties and to carry on its business as it is now conducted. The Guarantor is duly qualified and in good standing as a foreign corporation under the laws of each jurisdiction in which its chief executive office or principal place of business is situated (if different from its jurisdiction of incorporation).

The Guarantor has the corporate power and authority to enter into and perform the Guaranty, as pertains to the guaranty of financial obligations of the Company, and Guarantor Security Agreement, and has taken all necessary corporate action to authorize the execution, delivery and performance of the Guaranty and Guarantor Security Agreement.

No authorization, consent, approval, license, exemption of, or filing or registration with, any governmental authority, or approval or consent of any other Person, is required for the due execution, delivery or performance by, or enforcement against, the Guarantor of the Guaranty and Guarantor Security Agreement, except for recordings or filings in connection with the perfection of the Liens on the Collateral in favor of the Collateral Agent.

The Guaranty and Guarantor Security Agreement have been duly executed and delivered by the Guarantor and constitute the legal, valid and binding obligations of the Guarantor enforceable against the Guarantor in accordance with their respective terms.

The execution, delivery and performance by the Guarantor of the Guaranty and Guarantor Security Agreement will not (i) violate or be in conflict with any provision of the articles of incorporation or by-laws of the Guarantor, (ii) to the best of my knowledge, violate or be in conflict with any law or regulation having applicability to the Guarantor, (iii) violate or contravene any judgment, decree, injunction, writ or order of any court, or any arbitrator or other

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                         [LETTERHEAD OF COMMTOUCH INC.]


governmental authority, having jurisdiction over the Guarantor or the Guarantor's properties or by which the Guarantor may be bound, or (iv) violate or conflict with, or constitute a default under or result in the termination of, or accelerate the performance required by, any indenture, any loan or credit agreement, or any other agreement for borrowed money or any other material agreement, lease or instrument to which the Guarantor is a party or by which it or the Guarantor's properties may be bound, or result in the creation of any Lien upon any of the assets or properties of the Guarantor except as contemplated under the Guaranty and Guarantor Security Agreement.

Except litigation initiated by PR Newswire and the possibility of litigation by Network Associates against the Guarantor, no litigation or other proceedings are pending or threatened against the Guarantor or its properties before any court, arbitrator or governmental agency or authority with respect to the Guaranty and Guarantor Security Agreement or which, if determined adversely to the Guarantor, would be likely to have a Material Adverse Effect.

The Guarantor is not an "investment company," or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

I express no opinion herein concerning any law other than the law of the State of California and the federal law of the United States.

This letter has been furnished to you at the request of the Guarantor pursuant to Section 4.2(h) of the Convertible Loan Agreement for your use in connection with the Guaranty and Guarantor Security Agreement, and may not be relied upon by you or any other person for any other purpose without my consent; provided you may deliver a copy to your legal counsel in connection with the Convertible Loan Agreement and any prospective assignee of any Lender, and such legal counsel and any assignee of any Lender shall be entitled to rely hereon.

                                           Very truly yours,


                                           Gary Davis, General Counsel
                                           Commtouch Inc.